July 3, 2007

Room 4561

Mr. Barry Shaked
President, Chief Executive Officer and
  Chairman of the Board of Directors
Retalix, Ltd.
10 Zarhin Street
Ra'Anana 43000 Israel

> **Re:** **Retalix, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 21, 2007**
> **Form 6-K Filed May 21, 2007**
> **File No. 000-29742**

Dear Mr. Shaked:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5 – Operating and Financial Review and Prospects

A. Operating Results

Comparison of 2004, 2005 and 2006

Revenues, page 47

1.   In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you disclose that revenues from services and projects increased "due to

the significant portion of such revenues derived from large international and U.S. customers as well as in IDS…" Based on this disclosure, the impact on your revenues from acquired businesses during the periods presented is not clear. You also refer to several factors that contributed to changes in certain expense line items, but appear to provide minimal indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

2.   Tell us why you have not differentiated between maintenance services and project-oriented services in your discussion of revenue. In this regard, we note that project-oriented services are generally associated with the initial sale of a software license or ad-hoc change projects whereas maintenance services are generally recurring and recognized over an extended period of time. Tell us why your disclosures do not provide the relative amounts of each type of revenue. In order to ensure a complete presentation, you should consider disclosing the historical percentage of your customers that renew maintenance and explain the effect of changes in your installed base on this revenue stream.

B. Liquidity and Capital Resources, page 49

3.   Your one-sentence discussion of operating cash flows appears to provide readers with little, if any, insight into your liquidity and does not address certain material items. For example, you did not provide any explanation regarding the 25% increase in trade receivables that appears to be material to your reconciliation of net income to operating cash flows. Explain to us the reasons for this increase and tell us why you have not addressed it in your discussion of operating cash flows. Refer to Section IV of SEC Release 33-8350 for further guidance.

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

4.   Please tell us whether your revenue line items include any arrangements that include both product and service elements that are bundled together under generally accepted accounting principles (i.e., arrangements accounted for using contract accounting or arrangements for which VSOE does not exist for undelivered elements). If so, tell us whether such revenue is included in a single line item or tell us if you allocate the revenue from these arrangements amongst the line items based on a certain methodology.

Consolidated Statements of Cash Flows, page F-8

5.   Tell us the basis for presenting proceeds and payments related to your short-term bank credit on a net basis. Refer to paragraph 13 and footnote 3 of SFAS 95.

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies:

k. Revenue Recognition, page F-13

6.   We note that, for software arrangements requiring significant customization, you recognize revenue in accordance with SOP 81-1. Describe to us, and disclose in future filings, the accounting method(s) used. For arrangements accounted for using the percentage-of-completion method, clarify your disclosures to indicate how you estimate the extent of progress toward completion and how you account for any contract losses.

Form 6-K Filed May 21, 2007

Exhibit 99.1

7.   We believe the non-GAAP operating statement columnar format appearing in your Form 6-K filed on May 21, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 100 of Regulation G.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief